Exhibit 1.01

Affymetrix, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Affymetrix continued to receive supply chain responses through March 10, 2014. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

This report has been prepared by management of Affymetrix, Inc. (herein referred to as “Affymetrix” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Affymetrix is a provider of life science products and molecular diagnostic products that enable parallel analysis of biological systems at the gene, protein and cell level. We sell our products to genomic research centers, academic institutions, government and private laboratories, as well as pharmaceutical, diagnostic and biotechnology companies. Over 65,000 peer-reviewed papers have been published based on work using our products. We have approximately 1,100 employees worldwide and maintain sales and distribution operations across the United States, Europe, Latin America and Asia. We were incorporated in California in 1992 and reincorporated in Delaware in 1998. Our principal executive offices are located at 3420 Central Expressway, Santa Clara, CA 95051.

2. Products Overview

Affymetrix’ product lines are classified in the following categories: reagents, arrays and instruments. Reagents are soluble liquids for which raw materials comprise of biochemicals, chemicals, antibodies and enzymes. Arrays are consumables used with our instruments, each comprising of DNA sequences fixed on a solid support. Instruments are systems comprising of a wide variety of raw materials.

Based upon Affymetrix’ internal assessment, the reagents we produce do not contain conflict minerals. Accordingly, for the purposes of this assessment only Affymetrix’ arrays and instruments were considered.

3. Supply Chain Overview

In order to manage the scope of this task, Affymetrix relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy and Supplier Code of Conduct. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy and Supplier Code of Conduct.

We reached out to our suppliers and conducted supplier training sessions designed to educate our suppliers regarding the relevant, emerging SEC requirements and Affymetrix’ due diligence expectations.

In addition, Affymetrix has performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our instrument and array manufacturing in 2013.

4. Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion:

We conducted an analysis of our products and found that the above SEC defined “conflict minerals”, which are tin, tantalum, tungsten, and gold (3TG), can be found in Affymetrix’ instruments and arrays. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, Affymetrix has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our instruments and arrays.

Due to the breath and complexity of Affymetrix’ products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

5. Conflict Minerals Status Analysis and Conflict Status conclusion:

Affymetrix has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our instruments and arrays.

6. Due Diligence Program

6.1.Conflict Minerals Policy

Affymetrix, Inc.
Conflict Minerals Policy
August 23, 2013

There has been increased awareness regarding the human rights violations in the mining of certain minerals from an area known as the “Conflict Region”; the Democratic Republic of the Congo (DRC) and surrounding countries. Through the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, publically traded companies have been chartered to practice reasonable due diligence with their supply chain to determine if “conflict minerals” used in their products are being sourced from mines controlled by non-government or unlawful military groups within the Conflict Region. The definition of “Conflict Minerals” refers to tin, tantalum, tungsten and gold (3TG).

Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. Affymetrix looks to industry guidelines to help establish its programs such as the joint Electronic Industry Citizen Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) which is taking action to address responsible sourcing through the development of the Conflict-Free Smelter (CFS) program aiming to enable companies to source conflict-free minerals.

We are in the process of developing and implementing a strategy to support the objectives of the U.S. regulations on the supply of “Conflict Minerals”. Our commitment includes:

•Developing policies and processes toward preventing the use of conflict minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Conflict Region.
•Not knowingly procure specified minerals that originate from facilities in the “Conflict Region” that are not certified as conflict free.
•Expecting suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

Affymetrix believes in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product. Affymetrix’ efforts are not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is “non-conflict free”, we will work towards transitioning to products that are “conflict free”.

6.2. Due Diligence Process

6.2.1.Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten. Affymetrix designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2.2.Management Systems

As described above, Affymetrix has adopted a company policy which is posted on our website at: www.affymetrix.com under "About Affymetrix" in "Investors-Corporate Governance".

6.2.3.Internal Team

Affymetrix has established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force led by our Senior Vice President, Global Operations, Chief Financial Officer and General Counsel, and a team of subject matter experts from relevant functions such as, purchasing, quality assurance, manufacturing and environmental health and safety. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Associate Director, Environmental Health and Safety, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

6.2.4.Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have engaged a third party data collection and software vendor, Foresite Compliance Cloud, Inc., to conduct outreach, training, and archive the received supplier responses to our RCOI. Feedback from this engagement has allowed us to render the conclusions and statement annotated in this report.

6.2.5.Escalation Procedure

Affymetrix has established a Conflict Minerals Policy and a Supplier Code of Conduct, which are posted on our website. The Supplier Code of Conduct publishes a mechanism for escalating any issues and concerns. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

6.2.6.Maintain records

Affymetrix has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database.

6.3.Steps to be taken to mitigate risk and maturing due diligence program

As we move towards developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:
•Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.
•Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

7. Identify and assess risk in the supply chain

Because of our size, the breath and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have identified 213 direct suppliers for our instruments and arrays. Of there, 128 are within the scope of our RCOI and 85 are not within the scope of the RCOI. Of these 128 suppliers that are within the scope of the RCOI, we received 74 responses to our request for information. We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

8. Design and Implement a Strategy to Respond to Risks

Affymetrix will work with suppliers who are sourcing from non-Conflict Free smelters to move towards using Conflict Free smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

9. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Affymetrix does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

10. Report on supply chain due diligence and Results

In addition to this report, for further information about our supply chain conflict minerals policy, including our approach for supply chain due diligence and supplier expectation, please see it at: www.affymetrix.com under "About Affymetrix" in "Investors-Corporate Governance".

10.1.Due Diligence Process

We conducted a survey of Affymetrix of the active suppliers described above using the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

10.2.Survey Responses

At the outset of our 2012/2013 RCOI, Affymetrix elected to survey our entire known component and outsourced manufacturing (OEM, ODM, CM) supply chain, which consisted of 213 suppliers. During the process of our review, Affymetrix identified 128 suppliers who were within the scope of RCOI.

Through Foresite, Affymetrix created and maintained a database of this information in our Global Environmental Management System. A copy of the declared sources of material has been included as part of this filing. The declared sources represent a summary of all available information, which has been declared by our suppliers in response to RCOI.

10.3.Efforts to determine country of origin of mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the Template, we have determined that the smelters and refiners we gathered from our supply chain shall represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain. Affymetrix also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

10.4.Smelters or Refiners Identified

At Affymetrix, we adopted the CFSI’s industry approach and traced back the origin of 3TG by identifying smelters, refineries or recyclers and scrap supplier sources. Affymetrix leveraged CFSI and its CFS program to trace the mine of origin of the 3TG to its ore level. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict free from the DRC and covered countries.

As the result of our due diligence survey, we have gathered 209 smelters and refineries names from our supply chain. Of those, 193 smelters and refineries are identified as CFSI’s known smelters and refineries, and 16 smelters and refineries are not validated or verified. Among these 193 smelters and refineries, 68 are on the list of CFSI's certified Conflict Free Smelters (CFS) list and considered to be conflict free, and with respect to the other 125, the CFSI has not provided an opinion as whether or not the minerals procured from these smelters and refineries originate from the DRC or surrounding countries. Set forth below is the list of CFSI certified conflict free smelters identified by our supply chain so far and their country of origin.

Currently identified Conflict Free Smelters by CFSI and country of origin identified by Affymetrix supply chain

Metal	Smelter	Country
Gold	Allgemeine Gold-und Silberscheideanstalt A.G	Germany

Gold	AngloGold Ashanti Mineracao Ltda	Brazil
Gold	Argo-Heraeus SA	Switzerland
Gold	Asahi Pretec Corporation	Japan
Gold	Chimet Spa	Italy
Gold	Dowa	Japan
Gold	Heraeus Ltd Hong Kong	Hong Kong
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
Gold	Ishifuku Metal Industry Co., Ltd	Japan
Gold	Istanbul Gold Refinery	Turkey
Gold	Johnson Matthey Inc.	United States
Gold	Johnson Matthey Limited	Canada
Gold	JX Nippon Mining & Metals Co., Ltd	Japan
Gold	Kojima Chemical Co. Ltd	Japan
Gold	LS-Nikko Copper Inc.	Korea, Republic of
Gold	Materion	United States
Gold	Matsuda Sangyo Co. Ltd	Japan
Gold	Metalo Technolgies (Hong Kong) Ltd	Hong Kong
Gold	Metalor Technologies SA	Switzerland
Gold	Metalo USA Refining Corporation	United States
Gold	Mitsubishi Materials Corporation	Japan
Gold	Mitsui Mining and Smelting Co., Ltd	Japan
Gold	Nihon Material Co. Ltd	Japan
Gold	Ohio Precious Metals	United States
Gold	PAMP SA	Switzerland
Gold	Rand Refinery (Pty) Ltd	South Africa
Gold	Royal Canadian Mint	Canada
Gold	SEMPSA Joyeria Plateria SA	Spain
Gold	Solar Applied Materials Technology Corp.	Taiwan
Gold	Sumitomo Metal Mining Co. Ltd	Japan
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
Gold	Tokuriki Honten Co. Ltd	Japan
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium
Gold	United Precious Metal Refining, Inc.	United States
Gold	Valcambi SA	Switzerland
Gold	Western Australian Mint trading as The Perth Mini	Australia
Gold	Xstrata Canada Corporation	Canada
Tantalum	Conghua Tantalum and Biobium Smeltry	China
Metal	Smelter	Country
Tantalum	Duoluoshan	China
Tantalum	Exotech Inc.	United States
Tantalum	F&X	China
Tantalum	Global Advanced Metals	United States
Tantalum	H.C. Starck GmbH	Germany
Tantalum	Hi-Temp	United States
Tantalum	JiuJiang Tambre Co. Ltd	China
Tantalum	Kemet Blue Powder	United States
Tantalum	Metallurgical Product India Pvt Ltd	India
Tantalum	Mitsui Mining & Smelting	Japan

Tantalum	Ningxia Orient Tantalum Industry Co., Ltd	China
Tantalum	Plansee	Austria
Tantalum	RFH	China
Tantalum	Shanghai Jiangxi Metals Co. Ltd	China
Tantalum	Solikamsk Metal Works	Russian Federation
Tantalum	Taki Chemicals	Japan
Tantalum	Tantalite Resources	South Africa
Tantalum	Telex	United States
Tantalum	Ulba	Kazakhstan
Tantalum	Zhuzhou Cement Carbide	China
Tin	Cookson	United States
Tin	Geiju Non-Ferrous Metal Processing Co. Ltd	China
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Mineracao Taboca S.A.	Brazil
Tin	Minsur	Peru
Tin	Mitsubishi Materials Corporation	Japan
Tin	OMSA	Bolivia
Tin	PT Bukit Timah	Indonesia
Tin	Thaisarco	Thailand
Tin	Yunnan Tin Company Limited	China

(Please refer to http://www.foresitesystems.com/affymetrixsupplier.php at our conflict minerals resources site for more detail information about currently identified smelters and refineries list if deem to be available).